

January 28, 2016

Mail Stop 4631

<u>Via E-Mail</u>
Craig C. Bram
President and Chief Executive Officer
Synalloy Corporation
775 Spartan Blvd., Suite 102
P.O. Box 5627
Spartanburg, South Carolina 29304

     **Re:    Synalloy Corporation**
              **Form 10-K for Fiscal Year Ended January 3, 2015**
              **Filed March 17, 2015**
              **File No. 000-19687**
              **Form 10-Q for Fiscal Quarter Ended April 4, 2015**
              **Filed May 11, 2015**
              **Form 10-Q for Fiscal Quarter Ended July 4, 2015**
              **Filed August 11, 2015**
              **File No. 000-19687**
              **Form 10-Q for Fiscal Quarter Ended October 3, 2015**
              **Filed November 12, 2015**
              **File No. 000-19687**

Dear Mr. Bram:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Jay Ingram

                         Jay Ingram
                         Legal Branch Chief
                         Office of Manufacturing and Construction

cc:    Scott H. Richter
        LeClairRyan